Exhibit 99.17

WESTERN WIND ENERGY CORP.
Suite 1326 — 885 West Georgia Street
Vancouver, BC V6C 3E8

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2011

TO:	The Shareholders of WESTERN WIND ENERGY CORP.

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Western Wind Energy Corp. ("Western Wind") will be held in Vancouver, British Columbia, at the Pavilion II Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, BC V6C 2T4 on Wednesday, the 29th day of June 2011, at 10:00 o'clock in the morning, for the following purposes:

1.	To receive and consider the comparative financial statements of Western Wind for the fiscal year ended December 31, 2010, together with the report of the auditors thereon;

2.	To determine the number of directors to be elected to the board;

3.	To elect directors for the ensuing year or until their successors have been duly elected or appointed;

4.	To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

5.	To consider and, if thought advisable, to approve an ordinary resolution of Disinterested Shareholders approving a new stock option plan; and

6.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, a Form of Proxy and a Request for Financial Information Form.

If you are a registered shareholder of Western Wind and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed Form of Proxy. A proxy will not be valid unless it is dated and deposited by mail or hand at the office of Computershare Investor Services ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof. Registered shareholders of Western Wind may also vote their proxies via telephone or the interne in accordance with the instructions provided in the proxy.

If you are a non-registered shareholder of Western Wind and a non-objecting beneficial owner and receive materials and a voting instruction form ("VIF") from Computershare, please complete and return the VIF in accordance with the instructions of Computershare.

If you are a non-registered shareholder of Western Wind and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.

DATED at Vancouver, British Columbia, this 30th day of May, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski, Chief Executive Officer